Filed pursuant to Rule 424(b)(3)

Registration No.: 333-272693

PROSPECTUS SUPPLEMENT No. 3

(to Prospectus dated June 28, 2023)

BIODEXA PHARMACEUTICALS PLC

291,123,200 Ordinary Shares Representing 727,808 American Depositary Shares

This prospectus supplement No. 3 (the “Prospectus Supplement”) amends and supplements our prospectus contained in our Registration Statement on Form F-1, effective as of June 28, 2023 (the “Prospectus”), related to the resale by the selling shareholders identified in the Prospectus of up to an aggregate of 291,123,200 of our ordinary shares, nominal value £0.001 per share, represented by 727,808 American Depositary Shares (the “Depositary Shares”).

This Prospectus Supplement is being filed in order to incorporate into and include in the Prospectus the information contained in our attached Form 6-K, filed with the Securities and Exchange Commission on September 29, 2023.

This Prospectus Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained therein.

Our Depositary Shares are listed on the NASDAQ Capital Market under the symbol “BDRX.” The last reported closing price of Depositary Shares on the NASDAQ Capital Market on September 28, 2023 was $5.11.

Investing in our securities involves risks. See “Risk Factors” beginning on page 12 of the Prospectus and in the documents incorporated by reference in the Prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

______________________________

The date of this Prospectus Supplement is September 29, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information included in this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Number 333-209365) and Form F-3 (File Number 333-267932) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of September 2023 is:

Exhibit No.	Description
99.1	Press Release, dated September 29, 2023, entitled “Interim results for the sixth months ended 30 June 2023”.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	INLINE XBRL Taxonomy Extension Schema Document.
101.DEF	INLINE XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB	INLINE XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	INLINE XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: September 29, 2023	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and Chief Financial Officer

Exhibit 99.1

29 September 2023

Biodexa Pharmaceuticals PLC

(“Biodexa” or the “Company”)

Interim results for the six months ended 30 June 2023

Biodexa Pharmaceuticals PLC (NASDAQ: BDRX), a clinical stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain, announces its unaudited interim results for the six months ended 30 June 2023 which will also be made available on the Company’s website at www.biodexapharma.com.

OPERATIONAL HIGHLIGHTS

The Company announced the following in the six months ended 30 June 2023:

•	Approval by the Data Safety Monitoring Board to escalate the dose of MTX110 in recurrent glioblastoma (rGBM) to 90µM, the expected optimal therapeutic dose.

•	Closing of a private placement in the US to raise $6.0m before expenses.

•	Following shareholder approval, and in line with its realigned strategy, the Company de-listed from AIM and its name was changed to Biodexa Pharmaceuticals PLC.

•	Initiation of a new R&D programme, MTD217, combining MTX110 with an oxidative phosphorylation inhibitor targeted at leptomeningeal carcinomatosis.

•	Closing of a registered direct offering and private placement in the US to raise $3.3m before expenses.

Post period end:

•	Completion of enrolment of nine patients in a Phase I study of MTX110 in diffuse midline glioma (DMG), formerly known as diffuse intrinsic pontine glioma (DIPG).

FINANCIAL HIGHLIGHTS

•	Total revenue for 1H23 was £0.30m (1H22: £0.47m). Total revenue represents income from the Company’s R&D collaboration with Janssen Pharmaceutica NV.

•	Research and development costs in 1H23 were £2.25m (1H22: £2.41m) following a reduction in staff numbers offset by increased costs of the Company’s Phase I study of MTX110 in rGBM.

•	Administrative expenses increased to £2.29m (1H22: £1.85m) primarily due to increased legal and professional expenses associated with financings and aborted acquisitions.

•	Net cash used in operating activities (after changes in working capital) in 1H23 was £3.88m (1H22: £3.54m).

•	The Company’s cash balance at 30 June 2023 was £5.23m.

For more information, please contact:

Biodexa Pharmaceuticals PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 2048 0180
www.biodexapharma.com

Edison Group (US Investor Relations) Alyssa Factor Tel: +1 (860) 573 9637 Email: afactor@edisongroup.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain. The Company’s lead candidate, MTX110, is being studied in aggressive rare/orphan brain cancer indications including recurrent glioblastoma and diffuse midline glioma.

MTX110 is a liquid formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at potentially chemotherapeutic doses directly to the site of the tumour, by-passing the blood-brain barrier and avoiding systemic toxicity.

Biodexa's headquarters and R&D facility is in Cardiff, UK. For more information, please visit www.biodexapharma.com

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements or information (collectively, forward-looking statements). Biodexa hereby provides cautionary statements identifying important factors that could cause the actual results to differ materially from those projected in the forward-looking statements. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “may”, “is expected to”, “anticipates”, “estimates”, “intends”, “plans”, “projection”, “could”, “vision”, “goals”, “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes may not occur or may be delayed. The risks, uncertainties and other factors many of which are beyond the control of Biodexa, that could influence actual results include, but are not limited to: a limited operating history; regulatory risks; substantial capital and liquidity requirements; financing risks and dilution to shareholders; competition; reliance on management and dependence on key personnel; conflicts of interest of management; exposure to potential litigation, and other factors beyond the control of Biodexa.

Forward looking statements are based on estimates and assumptions made by management in light of their experience of historical trends, current conditions and expected future developments, as well as factors that are believed to be appropriate. Such factors include, among others, Biodexa’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market Biodexa’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes and rapid technological change in the industry. These factors should be considered carefully and readers are cautioned to not place undue reliance on such forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, Biodexa undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the business of the Company or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. You should, however, review the factors and risks we describe in the reports we will file from time to time with the US Securities and Exchange Commission after the date of this announcement. As a result of these factors, we cannot assure you that the forward-looking statements in this announcement will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.

CHIEF EXECUTIVE’S REVIEW

Our primary focus in the first half of 2023 was on re-financing the Company before our cash runway was due to expire at the end of the first quarter of 2023 and then, having secured the immediate future, executing on our realigned strategy.

Realigned strategy

In the course of seeking finance for the Company in late 2022 it became clear to us that a company developing therapeutics was more investable than a drug delivery platform company. Accordingly, the Board determined that the Company should be repositioned as a therapeutics company, based around its MTX110 clinical asset, supported by its three enabling technologies, Q-Spera™, MidaSolve™ and MidaCore™.

Going forward, our strategy is to move our development programmes into the clinic and add value by generating clinical data to demonstrate proof-of-concept before seeking partners.

Strategic acquisitions

With a single clinical asset, MTX110 being developed for three types of rare brain cancers, the Board has looked for opportunities to broaden the Company’s R&D pipeline through acquisitions of companies or licensing of assets with a focus on rare diseases and/or oncology. In December 2022, we entered into an agreement to acquire Bioasis Technologies, Inc. (Bioasis) and organised a $10.0m financing, however the transaction was voted down in General Meeting in January 2023. We continue to look for suitable assets which are either in the clinic or expected soon to enter the clinic and to which value can be added in the near term.

R&D update

MTX110

MTX110, a novel formulation of panobinostat administered through convection enhanced delivery (CED), is in clinical development for intractable brain cancers including recurrent glioblastoma (rGBM), diffuse midline glioma (DMG) and medulloblastoma.

MTX110 employs our MidaSolve technology to solubilize panobinostat, a histone deacetylase (HDAC) inhibitor, so that it can be delivered directly to a patient’s brain tumour via an onboard pump and catheter (or CED) system. Our Phase I study of MTX110 in rGBM is ongoing at two clinical centres: Duke University and Baptist MD Anderson Cancer Center. In January 2023, the Data Safety Monitoring Board approved escalation of the dose of MTX110 in rGBM to 90µM, the expected optimal therapeutic dose. The study aims to recruit two cohorts, each with a minimum of four patients; the first cohort will receive MTX110 following implantation of the CED system and the second cohort will also receive MTX110 but with an option, at the discretion of the treating investigator, to re-position the catheter into an area of new lesion upon tumour progression with the objective of increasing tumour coverage and improving survival.

In July 2023, the second Phase I study in DMG at Columbia University completed the enrolment of nine patients. All patients (age range 4-17 years) received radiation therapy as standard of care. Each patient subsequently underwent surgery with implantation of an intratumoral catheter and a programmable subcutaneous pump and eight out of nine patients received two infusions of MTX110 via CED separated by a period of one week. No dose limiting toxicities related to the study drug have been reported.

A Phase I study of MTX110 in medulloblastoma remains ongoing at the University of Texas.

Q-Sphera

The Company’s drug delivery technologies have been de-prioritised. We intend to continue our existing, and seek new, collaborations for our technology but we will not be expanding our internal Q-Sphera pipeline.

Q-octreotide and Q-brexpiprazole remain available for potential licensing.

MTD217

In March 2023 we announced the start of a new preclinical development programme, coded MTD217, which explores simultaneous inhibition of key metabolic pathways in oncology, including the so-called Warburg effect and oxidative phosphorylation (OXPHOS). We have been able to demonstrate up to a six-fold synergistic effect of administering MTX110 with an OXPHOS inhibitor in vitro in three patient-derived cancer cell lines. On the back of those data, we have established new patent positions to protect these combination formulations. Our initial target is treatment of leptomeningeal disease, a lethal complication in which metastatic cancer cells invade the cerebrospinal fluid and central nervous system.

Financing

February 2023 Private Placement*

Following the termination of the Bioasis acquisition and related financing, we were successful in raising $6.0m before expenses in a private placement in the US in February 2023. We issued 8,125 ADSs (3,250,200 ordinary shares), 155,461 pre-funded warrants (62,184,525 ordinary shares), 32,327 Series A warrants (12,931,020 ordinary shares) and 48,491 Series B warrants (19,396,530 ordinary shares). In addition, 1,342 warrants (536,800 ordinary shares) were issued to the placement agent and 1,562 warrants exercisable for ADSs (625,000 ordinary shares) were issued to an investor in connection with a waiver of certain rights. All warrants issued were exercisable for ADSs.

May 2023 Registered Direct Offering and Private Placement*

We utilised our capacity under our Registration Statement on Form F-3 to raise $3.32m in a registered direct offering in the US. In connection with the registered direct offering and related private placement, we issued 276,699 ADSs (110,679,610 ordinary shares), 415,043 Series C warrants (166,017,300 ordinary shares) and 276,689 Series D warrants (110,675,600 ordinary shares). In addition, 11,067 warrants (4,426,800 ordinary shares) were issued to the placement agent. All warrants issued were exercisable for ADSs.

*The above ADS numbers reflect the ADS ratio change effected on 5 July 2023.

1H23 FINANCIAL REVIEW

The unaudited results for the six months ended 30 June 2023 are discussed below:

Key performance indicators (KPIs):

	1H 2023		1H 2022		Change

Total gross revenue(1)	£0.30	m	£0.47	m	(36)%
R&D costs	£2.25	m	£2.41	m	(7)%
R&D as % of operating costs	50%		57%		n/a
Net cash inflow/(outflow) for the period	£2.39	m	£(3.63	)m	n/m

(1)	Total revenue represents income from R&D collaborations.

Biodexa’s KPIs focus on the key areas of operating results, R&D spend and cash management. These measures provide information on the core R&D operations. Additional financial and non-financial KPIs may be adopted in due course.

Revenues

Total revenue for the six months to 30 June 2023 was £0.30m compared to £0.47m in the first six months of 2022, a decrease of 36%. Revenue in 1H23 and 1H22 was entirely comprised of income from R&D collaborations with Janssen.

Research and Development

R&D costs in 1H23 reduced by £0.16m, or 7%, to £2.25m compared with £2.41m in 1H22. The percentage of R&D costs as a percentage of operating costs reduced in the period to 50% from 57%. The reduction in R&D costs in 1H23 reflects the decision made by the Directors to reposition as a therapeutics company and to not expand our internal drug delivery platform. The resulting cost-reduction program in March 2023 saw seven staff members being made redundant at a one-time cost of £88,000. These reductions were offset in part by increased spend on the MTX110 Phase 1 clinical trial costs of £0.3m.

Administrative Costs

Administrative expenses in 1H23 increased by 24% to £2.29m from £1.85m in 1H22. The increase in administrative costs in 1H23 is a result of the Company expensing legal and professional fees of £0.40m in connection with the successful financing transactions and aborted acquisitions.

Finance Income and Expense

Finance income in 1H23 and 1H22 included gains in respect of an equity settled derivative financial liability of £0.39m (1H22: £0.40m). The gain arose as a result of the fall in the Biodexa share price. In addition, the Company earned interest on cash deposits.

Finance expense in the period related to lease liabilities.

Cash Flows

Cash outflows from operating activities in 1H23 were £3.88m compared to £3.54m in 1H22, driven by a net loss of £3.57m (1H22: £3.06m) and after positive working capital of £0.21m (1H22: negative £0.05m) and other negative non-cash items totalling £0.52m (1H22: negative £0.43m).

Net cash generated in investing activities in 1H23 of £0.02m (1H22: outflow £0.02m) includes interest received on cash deposits of £0.02m.

Net cash generated in financing activities in 1H23 was £6.25m (1H22: outflow £0.08m), which was driven by receipt of funds from share issuances, including the exercise of pre-funded warrants, of £6.35m. This was offset by payments on lease liabilities of £0.10m.

Overall, cash increased by £2.39m in 1H23 compared to a decrease of £3.63m in 1H22. This resulted in a cash balance at 30 June 2023 of £5.23m compared with £6.42m at 30 June 2022 and £2.84m at 31 December 2022.

Post-period end

On 5 July 2023, and in an effort to bring the ADS price into compliance with NASDAQ’s minimum bid price per share requirement, we effected a ratio change in the number of ordinary shares represented by our ADSs from five ordinary shares per ADS to 400 ordinary shares per ADS.

Going concern

Biodexa has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the six months to 30 June 2023, the Group incurred a consolidated loss from operations of £3.57m (1H22: £3.06m) and negative cash flows from operating activities of £3.88m (1H22: £3.54m). As of 30 June 2023, the Group had accumulated deficit of £138.97m.

The Group’s future viability is dependent on its ability to raise cash from financing activities to finance its development plans until commercialisation, generate cash from operating activities and to successfully obtain regulatory approval to allow marketing of its development products. The Group’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Group's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at 30 June 2023, the Group had cash and cash equivalents of £5.23m. The Directors forecast that the Group currently has enough cash to fund its planned operations into the first quarter of 2024. If the Company does not secure additional funding before the first quarter of 2024, it will no longer be a going concern and would likely be placed in Administration.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of this interim financial information. These forecasts show that further financing will be required before the first quarter of 2024 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. If we raise additional funds through the issuance of debt securities or additional equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares (including the ADSs) and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

In the Directors’ opinion, the environment for financing of small and micro-cap biotech companies continues to be challenging. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any of alternative courses of action to finance the Company would be successful. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and Parent Company’s ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would stated at net realizable value and all liabilities would be accelerated to current liabilities.

The Directors believe there are adequate options and time available to secure additional financing for the Company and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the timing of clinical trials. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. If we lack sufficient capital to expand our operations or otherwise capitalize on our business opportunities, our business, financial condition and results of operations could be materially adversely affected.

Stephen Stamp

Chief Executive Officer and Chief Financial Officer

Consolidated Statements of Comprehensive Income

For the year six month period ended 30 June

	Note	2023 unaudited £’000		2022 unaudited £’000
Revenue		298		468
Other income		-		16
Research and development costs		(2,251)		(2,413)
Administrative costs		(2,291)		(1,849)
Loss from operations		(4,244)		(3,778)
Finance income	2	410		404
Finance expense	2	(22)		(24)
Loss before tax		(3,856)		(3,398)
Taxation	3	288		337
Loss) for the period attributable to the owners of the parent		(3,568)		(3,061)
Other comprehensive income:
Items that will or may be reclassified subsequently to profit or loss:
Total other comprehensive gain net of tax		-		-
Total comprehensive loss attributable to the owners of the parent		(3,568)		(3,061)
Loss per share
Basic and diluted loss per ordinary share – pence	4	(4	)p	(62	)p

The accompanying notes form part of these financial statements

Distribution costs, sales and marketing are immaterial in 2023 and 2022 and have been included within administrative costs.

Consolidated Statements of Financial Position

	Note	As at 30 June 2023 unaudited £’000	As at 31 December 2022 £’000
Assets
Non-current assets
Property, plant and equipment		693	831
Intangible assets		5	6
Total Non-Current Assets		698	837
Current assets
Trade and other receivables		903	1,006
Taxation		1,134	846
Cash and cash equivalents		5,227	2,836
Total Current Assets		7,264	4,688
Total assets		7,962	5,525
Liabilities
Non-current liabilities
Borrowings	5	380	463
Total Non-Current Liabilities		380	463
Current liabilities
Trade and other payables		1,755	1,447
Borrowings	5	164	161
Provisions	6	-	207
Derivative financial liability	7	364	85
Total current Liabilities		2,283	1,900
Total liabilities		2,663	2,363
Issued capital and reserves attributable to owners of the parent
Share capital	8	5,341	1,108
Share premium		84,653	83,667
Merger reserve		53,003	53,003
Warrant reserve		1,275	720
Accumulated deficit		(138,973)	(135,336)
Total equity		5,299	3,162
Total equity and liabilities		7,962	5,525

The accompanying notes form part of these financial statements

Consolidated Statements of Cash Flows

For the six month period ended 30 June

	Note	2023 unaudited £’000	2022 unaudited £’000
Cash flows from operating activities
Loss for the period		(3,568)	(3,061)
Adjustments for:
Depreciation of property, plant and equipment		72	96
Depreciation of right of use asset		70	86
Amortisation of intangible fixed asset		1	-
Loss on disposal of fixed assets		-	2
Finance income	2	(410)	(404)
Finance expense	2	22	24
Share-based payment expense		15	100
Taxation	3	(288)	(337)
Cash flows from operating activities before changes in working capital		(4,086)	(3,494)
Decrease/(increase) in trade and other receivables		103	(224)
Increase in trade and other payables		309	187
Decrease in provisions		(207)	(8)
Cash used in operations		(3,881)	(3,539)
Taxes payments		-	-
Net cash used in operating activities		(3,881)	(3,539)

Consolidated Statements of Cash Flows (continued)

For the six month period ended 30 June

	Note	2023 unaudited £’000	2022 unaudited £’000
Investing activities
Purchases of property, plant and equipment		(4)	(33)
Proceeds from disposal of fixed assets		-	9
Interest received		24	7
Net cash generated from/(used in) investing activities		20	(17)
Financing activities
Interest paid		(7)	(5)
Amounts paid on lease liabilities		(95)	(73)
Share issues including warrants, net of costs	8	6,354	-
Net cash generated from/(used in) financing activities		6,252	(78)
Net increase/(decrease) in cash and cash equivalents		2,391	(3,634)
Cash and cash equivalents at beginning of period		2,836	10,057
Exchange (losses)/gains on cash and cash equivalents		-	-
Cash and cash equivalents at end of period		5,227	6,423

The accompanying notes form part of these financial statements

Consolidated Statements of Changes in Equity (unaudited)

	Note	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2023		1,108	83,667	53,003	720	(135,336)	3,162
Loss for the period		-	-	-	-	(3,568)	(3,568)
Total comprehensive loss		-	-	-	-	(3,568)	(3,568)
Transactions with owners:
Shares issued on 15 February 2023		65	99	-	4,803	-	4,967
Costs associated with share issue on 15 February 2023		-	(29)	-	(874)	-	(903)
Shares issued on 26 May 2023		2,214	(1,404)	-	1,214	-	2,024
Costs associated with share issue on 26 May 2023		-	-	-	(317)	(210)	(527)
Exercise of pre-funded warrants during period		1,244	1,024	-	(2,266)	-	2
Exercise of warrants during period		710	1,296	-	(2,005)	-	1
Share-based payment charge		-	-	-	-	141	141
Total contribution by and distributions to owners		4,233	986	-	555	(69)	5,705
At 30 June 2023		5,341	84,653	53,003	1,275	(138,973)	5,299

	Note	Share capital £’000	Share premium £’000	Merger reserve £’000	Warrant reserve £’000	Accumulated deficit £’000	Total equity £’000
At 1 January 2022		1,098	83,434	53,003	720	(127,803)	10,452
Loss for the period		-	-	-	-	(3,061)	(3,061)
Total comprehensive loss		-	-	-	-	(3,061)	(3,061)
Transactions with owners:
Exercise of warrants on 22 March 2022		-	-	-	-	-	-
Shares issued on 3 May 2022		-		-	-	-	-
Share-based payment charge		-	-	-	-	100	100
Total contribution by and distributions to owners		-		-	-	100	100
At 30 June 2022		1,098	83,434	53,003	720	(130,764)	7,491

The accompanying notes form part of these financial statements

Notes Forming Part of The Consolidated Unaudited Interim Financial Information

For the six month period ended 30 June 2023

1.	Basis of preparation

The unaudited interim consolidated financial information for the six months ended 30 June 2023 has been prepared following the recognition and measurement principles of the International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively IFRS) issued by the International Accounting Standards Board (IASB), and as adopted by the UK and in accordance with International Accounting Standard 34 Interim Financial Reporting (‘IAS 34’). The interim consolidated financial information does not include all the information and disclosures required in the annual financial information and should be read in conjunction with the audited financial statements for the year ended 31 December 2022.

The condensed interim financial information contained in this interim statement does not constitute statutory financial statements as defined by section 434(3) of the Companies Act 2006. The condensed interim financial information has not been audited. The comparative financial information for the six months ended 30 June 2022 and the year ended 31 December 2022 in this interim financial information does not constitute statutory accounts for that year. The statutory accounts for 31 December 2022 have been delivered to the UK Registrar of Companies. The auditor’s report on those accounts was unqualified and did not contain a statement under section 498(2) or 498(3) of the Companies Act 2006. The auditor’s report did draw attention to a material uncertainty related to going concern and the requirement, as of the date of the report, for additional funding to be raised by the Company by the fourth quarter of 2023.

Biodexa Pharmaceutical’s annual reports may be downloaded from the Company’s website at https://biodexapharma.com/investors/financial-reports-and-presentations/#financial-reportsor a copy may be obtained from 1 Caspian Point, Caspian Way, Cardiff CF10 4DQ.

Going Concern

Biodexa has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio. For the six months to 30 June 2023, the Group incurred a consolidated loss from operations of £3.57m (1H22: loss £3.06m) and negative cash flows from operating activities of £3.88m (1H22 £3.54m). As of 30 June 2023, the Group had accumulated deficit of £138.97m.

The Group’s future viability is dependent on its ability to raise cash from financing activities to finance its development plans until commercialisation, generate cash from operating activities and to successfully obtain regulatory approval to allow marketing of its development products. The Group’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Group's consolidated financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As at 30 June 2023, the Group had cash and cash equivalents of £5.23m. The Directors forecast that the Group currently has enough cash to fund its planned operations into the first quarter of 2024. If the Company does not secure additional funding before the first quarter of 2024, it will no longer be a going concern and would likely be placed in Administration.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for the next three years including the period 12 months from the date of approval of this interim financial information. These forecasts show that further financing will be required before the first quarter of 2024 assuming, inter alia, that certain development programs and other operating activities continue as currently planned. If we raise additional funds through the issuance of debt securities or additional equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares (including the ADSs) and could contain covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

In the Directors’ opinion, the environment for financing of small and micro-cap biotech companies is as challenging as it has been since the financial crisis of 2008-10. While this may present acquisition and/or merger opportunities with other companies with limited or no access to financing, as noted above, any attendant financings by Biodexa are likely to be dilutive. The Directors continue to evaluate financing options, including those connected to acquisitions and/or mergers, potentially available to the Group. Any alternatives considered are contingent upon the agreement of counterparties and accordingly, there can be no assurance that any alternative courses of action to finance the Company would be successful. This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group and Parent Company’s ability to continue as a going concern. Should it become evident in the future that there are no realistic financing options available to the Company which are actionable before its cash resources run out then the Company will no longer be a going concern. In such circumstances, we would no longer be able to prepare financial statements under paragraph 25 of IAS 1. Instead, the financial statements would be prepared on a liquidation basis and assets would stated at net realizable value and all liabilities would be accelerated to current liabilities.

The Directors believe there are adequate options and time available to secure additional financing for the Company and after considering the uncertainties, the Directors consider it is appropriate to continue to adopt the going concern basis in preparing these financial statements.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the timing of clinical trials. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. If we lack sufficient capital to expand our operations or otherwise capitalize on our business opportunities, our business, financial condition and results of operations could be materially adversely affected.

2.	Finance income and expense

	Six months ended 30 June 2023 unaudited £’000	Six months ended 30 June 2022 unaudited £’000
Finance income
Interest received on bank deposits	24	6
Gain on equity settled derivative financial liability	386	398
Total finance income	410	404

The gain on the equity settled derivative financial liability in 1H23 and 1H22 arose as a result of the fall in the Biodexa share price.

	Six months ended 30 June 2023 unaudited £’000	Six months ended 30 June 2022 unaudited £’000
Finance expense
Interest expense on lease liabilities	15	24
Other loans	7	-
Total finance expense	22	24

3.	Taxation

Income tax is recognised or provided at amounts expected to be recovered or to be paid using the tax rates and tax laws that have been enacted or substantively enacted at the Group Statement of Financial Position date. Research and development tax credits are recognised on an accruals basis and are included as an income tax credit under current assets. The research and development tax credit recognised is based on management’s estimate of the expected tax claim for the period and is recorded within taxation under the Small and Medium-sized Enterprise Scheme.

	Six months ended 30 June 2023 unaudited £’000	Six months ended 30 June 2022 unaudited £’000
Income tax credit	288	337

4.	Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the period from continuing operations, attributable to ordinary equity holders of the parent company, by the weighted average number of ordinary shares outstanding during the period. As the Group made a loss for the period the diluted loss per share is equal to the basic loss per share.

	Six months ended 30 June 2023 unaudited £’000		Six months ended 30 June 2022 unaudited £’000
Numerator
Loss used in basic EPS and diluted EPS:	(3,568)		(3,061)
Denominator
Weighted average number of ordinary shares used in basic EPS	99,191,082		4,923,828

Basic and diluted loss per share:	(4	)p	(62	)p

At a General Meeting on 24 March 2023, shareholders approved a consolidation of the Company’s Ordinary Shares on a one for 20 basis. As a result, the par value of the Ordinary Shares was changed from £0.001 per share to £0.02 per share. The denominator has been calculated to reflect the share consolidation in the current and prior period.

At a General Meeting on 14 June 2023, shareholders approved the subdivision and redesignation of the Company’s Issued Ordinary Shares of £0.02 each into to one Ordinary Share of £0.001 each and 19 ‘B’ Deferred Shares of £0.001 each. The ‘B’ Deferred Shares have limited rights and are effectively valueless. The share sub-division and redesignation did not impact the calculation of the denominator as the number of Issued Ordinary Shares did not change.

On 15 February 2023 the company completed a private placement for the sale of (i)8,125 ADSs (3,250,200 Ordinary Shares), (ii) 32,327 ADSs (12,931,020 Ordinary Shares) issuable upon the exercise of Series A warrants, (iii) 48,491 ADSs (19,396,530 Ordinary Shares) issuable upon the exercise of Series B warrants, and (iv) 155,461 ADSs (62,184,525 Ordinary Shares) issuable upon the exercise of pre-funded warrants, subject to certain reset provisions set forth in the Pre-Funded Warrants, at an initial purchase price of $185.60 per ADS, for aggregate gross proceeds of approximately $6.0 million. The issuance of the Series A warrants, Series B warrants and any pre-funded warrants issuable upon a reset was subject to shareholder approval at a general meeting on 24 March 2023.

In addition, in connection with the February Private Placement the Company entered into a Waiver to the Securities Purchase Agreement (‘SPA’), dated 13 December 2022 between the Company and Armistice Capital Master Fund Ltd. (‘Armistice’), as amended on 16 December 2022, providing for a permanent waiver of certain equity issuance prohibitions and participation rights under the SPA. The Company agreed to, subject to receipt of shareholder approval at the General Meeting on 24 March 2023, issue to Armistice 1,562 Series A ADS warrants exercisable for 625,000 Ordinary Shares (‘Investor warrants’).

The Series A and Series B warrants are exercisable on an ‘alternative cashless basis’ effectively allowing the holders to exercise for nil consideration.

All resolutions were passed at the General Meeting on 24 March 2023.

On 26 May 2023 the company completed a Registered Direct Offering for the sale of (i) 276,699 ADSs (110,679,610 Ordinary Shares), (ii) 415,043 ADSs (166,017,300 Ordinary Shares) issuable upon the exercise of Series C warrants, and (iii) 276,689 ADSs (110,675,600 Ordinary Shares) issuable upon the exercise of Series C warrants, at an initial price per ADS of $12.00, for aggregate gross proceeds of $3.32 million. The issuance of the Series C warrants and Series D warrants issuable was subject to shareholder approval at a general meeting on 14 June 2023.

The Series C warrants are exercisable on an ‘alternative cashless basis’ effectively allowing the holders to exercise for nil consideration.

All resolutions were passed at the General Meeting on 14 June 2023.

The Company has considered the guidance set out in IAS 33 in calculating the denominator in connection with the issuance of Series A, Series B, Series C, Pre-funded and Investor warrants. Management have recognised the warrants from the date of grant rather than the date of issue of the corresponding Ordinary Shares when calculating the denominator.

The Group has made a loss in the current and previous periods presented, and therefore the options and warrants are anti-dilutive. As a result, diluted earnings per share is presented on the same basis as basic earning per share.

*The above ADS numbers reflect the ADS ratio change effected on 5 July 2023.

5.	Borrowings

	As at 30 June 2023 unaudited £’000	As at 31 December 2022 £’000
Current
Lease liabilities	164	161
Total	164	161
Non-current
Lease liabilities	380	463
Total	380	463

Book values approximate to fair value at 30 June 2023 and 31 December 2022.

Obligations under finance leases are secured by a fixed charge over the fixed assets to which they relate. During the period the finance lease was satisfied.

6.	Provision

	As at 30 June 2023 unaudited £’000	As at 31 December 2022 £’000
Opening provision at 1 January	207	50
Utilisation of provision	(207)	(43)
Provision recognised during the period	-	200
	-	207

On 19 December 2022 the Company entered into a Promissory Note and Security Agreement with Bioasis to assist in the short term with Bioasis’ working capital requirements. Under the agreement the Company agreed to advance Bioasis up to US$750,000 in 3 tranches payable on 19 December 2022, 3 January 2023 and 6 February 2023.

The Company advanced US$250,000 to Bioasis in the year to 31 December 2022. A further advance of US$250,000 was made to Bioasis on 3 January 2023.

Management considers recovery of the debt to be uncertain and in 2022 recognised an impairment provision of £207,000 against the advance made in December 2022 and a provision of £207,000 against future credit losses resulting from the Promissory Note.

On 3 February 2023 Bioasis announced they were ‘urgently exploring and evaluating all financing and strategic alternatives that may be available to address its liquidity requirements’ which triggered an event of default. As a result of this the 3rd payment under the agreement was not made. On 5 March 2023 Bioasis were served with a notice of an event of default. On 20 June 2023 Bioasis announced the suspension of operations.

In 2023 the provision was utilised against the advance made to Bioasis in January 2023.

7.	Derivative financial liability – current

	As at 30 June 2023 unaudited £’000	As at 31 December 2022 £’000
At 1 January	85	553
Warrants issued	665	-
Gain recognised in finance income within the consolidated statement of comprehensive income	(386)	(468)
	364	85

Equity settled derivative financial liability is a liability that is not to be settled for cash.

During the period the following warrants were exercised:

No warrants recognised as equity settled derivatives were exercised in 2023 or 2022.

The Company issues warrants in the ADSs of the Company as part of registered direct offerings and private placements in the US. The number of ADSs to be issued when exercised is fixed, however the exercise price is denominated in US Dollars being different to the functional currency of the Company. Therefore, the warrants are classified as equity settled derivative financial liabilities recognised at fair value through the profit and loss account (‘FVTPL’). The financial liability is valued using the Black-Scholes model in 2023, in previous periods the Monte Carlo model was used. The change in methodology is as result of the Company de-listing from AIM in 2023 and no longer needing to consider foreign exchange movements in fair value calculation. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any interest paid on the financial liability and is included in the ‘finance income’ or ‘finance expense’ lines item in the income statement. A key input in the valuation of the instrument is the Company share price.

Details of the warrants are as follows:

The below ADS numbers reflect the ADS ratio change effected on 5 July 2023.

May 2023 warrants

In June 2023 the Company issued 276,689 Series D ADS warrants as part of a registered direct offering and private placement that occurred in May 2023 in the US after securing shareholder approval. The exercise price per ADS was $16.00.

May 2020 warrants

In May 2020 the Company issued 838 ADS warrants as part of a registered direct offering in the US.

October 2019 warrants

In October 2019 the Company issued 392 ADS warrants as part of a registered direct offering in the US.

May 2020 and October 2019 warrant re-price

On 13 December 2022 the Company entered into a Securities Purchase Agreement with Armistice Capital Master Fund Ltd (‘Armistice’) to re-price previously issued ADS warrants issued to Armistice to $320 per ADS. The impact of the re-pricing is shown in the table below: The warrant exercise price per ADS for the remaining warrants remains unchanged as follows: October 2019 warrants at $10,000 per ADS; May 2020 warrants at $3,280 and $3,300 per ADS.

	ADS Warrants Number*	Original price per ADS*	New price per ADS	Equivalent Ordinary Shares (400 ordinary shares per ADS) Number
October 2019 warrants	375	$10,000	$320	150,000
May 2020 warrants	406	$3,280	$320	162,400

*	Number and original price of warrants have been adjusted to reflect the share consolidation and ratio change of ADS’s to ordinary shares that occurred on 2 March 2020 and 24 March 2023 and the ratio change of ADS’s to ordinary shares on 26 September 2022 and 5 July 2023.

DARA warrants and share options

The Group also assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. (which took place in 2015). The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars. The warrants are classified equity settled derivative financial liabilities and accounted for in the same way as those detailed above. The financial liability is valued using the Black-Scholes option pricing model. The exercise price of the outstanding options is $1,903.40.

The following table details the outstanding warrants and options recognised as equity settled derivative financial liabilities as at 30 June 2023, 31 December 2022 and also the movement in the period:

	At 1 January 2022	Lapsed	At 31 December 2022	Granted	Lapsed	Exercised	At 30 June 2023
ADSs
May 2023 grant ‘D’ warrants	–	–	–	276,689	–	–	276,689
May 2020 grant	838	–	838	–	–	–	838
October 2019 grant	392	–	392	–	–	–	392

Ordinary Shares
DARA Warrants	204	(204)	–	–	–	–	–
DARA Options	138	–	138		(4)	–	134

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair value of the Group’s derivative financial liability is measured at fair value on a recurring basis. The following table gives information about how the fair value of this financial liability is determined.

Financial liabilities	Fair value as at 30 June 2023	Fair value as at 31 December 2022	Fair value hierarchy	Valuation technique(s) and key input(s)	Significant unobservable input(s)	Relationship of unobservable inputs to fair value
Equity settled financial derivative liability – June 2023	£364,000	-	Level 3	2023 - Black-Scholes Model	Volatility rate of 90% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
					Expected life of 4.98 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
					Risk-free rate of 4.13% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – May 2020 Warrants	–	£48,000	Level 3	2023 – Black- Scholes Model 2022 - Monte Carlo simulation model	Volatility rate of 90% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
					Expected life between a range of 0.1 and 2.38 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
					Risk-free rate of 4.68% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Equity settled financial derivative liability – October 2019 Warrants	–	£37,000	Level 3	2023 – Black- Scholes Model 2022 - Monte Carlo simulation model	Volatility rate of 90% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.
					Expected life between a range of 0.1 and 2.00 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.
					Risk-free rate of 4.87% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.
Total	£364,000	£85,000

Changing the unobservable risk-free rate input to the valuation model by 10% higher while all other variables were held constant, would not impact the carrying amount of shares (2022: nil).

There were no transfers between Level 1 and 2 in the period.

The financial liability measured at fair value on Level 3 fair value measurement represents consideration relating to warrants issued in June 2023, May 2020 and October 2019 as part of Private Placements and Registered Direct offerings.

8.	Share capital and reserves

Authorised, allotted and fully paid – classified as equity	As at 30 June 2023 unaudited Number	As at 30 June 2023 unaudited £	As at 31 December 2022 Number	As at 31 December 2022 £
Ordinary shares of £0.001 each	277,971,722	277,972	5,417,137	108,343
‘A’ Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001
‘B’ Deferred shares of £0.001	4,063,321,418	4,063,321	–	–
Total		5,341,294		1,108,344

At a General Meeting on 24 March 2023, shareholders approved a consolidation of the Company’s Ordinary Shares on a one for 20 basis. As a result, the par value of the Ordinary Shares was changed from £0.001 per share to £0.02 per share. The above table reflects the share consolidation in the comparative figures.

At a General Meeting on 14 June 2023, shareholders approved the subdivision and redesignation of the Company’s Issued Ordinary Shares of £0.02 each into to one Ordinary Share of £0.001 each and 19 ‘B’ Deferred Shares of £0.001 each. The ‘B’ Deferred Shares have limited rights and are effectively valueless. The previously issued Deferred Shares were redesignated ‘A’ Deferred Shares.

On 26 May 2023 the Company entered into private placement as set out in note 4. As no share premium was recognised in relation to this transaction the transaction costs allocated to the initial issue of shares have been charged to retained earnings.

During the period the Company entered into two private placements as set out in note 4. The pre-funded, Series A, Series B, Series C and Investor warrants have been accounted for as equity warrants and the fair value on recognition allocated to the warrant reserve, net of transaction costs. On exercise of the warrants the fair value has been transferred to share capital and share premium.

Ordinary and deferred shares were recorded as equity.

Rights attaching to the shares of Biodexa Pharmaceuticals PLC

Shares classified as equity

The holders of ordinary shares in the capital of the Company have the following rights:

(a) to receive notice of, to attend and to vote at all general meetings of the Company, in which case shareholders shall have one vote for each share of which he is the holder; and,

(b) to receive such dividend as is declared by the Board on each share held.

The holders of deferred shares in the capital of the Company:

(a) shall not be entitled to receive notice of or to attend or speak at any general meeting of the Company or to vote on any resolution to be proposed at any general meeting of the Company; and

(b) shall not be entitled to receive any dividend or other distribution of out of the profits of the Company.

In the event of a distribution of assets, the deferred shareholders shall receive the nominal amount paid up on such share after the holder of each ordinary share shall have received (in cash or specie) the amount paid up or credited as paid up on such ordinary share together with an additional payment of £100 per share. The Company has the authority to purchase the deferred shares and may require the holder of the deferred shares to sell them for a price not exceeding 1p for all the deferred shares.

2023		Ordinary Shares Number	‘A’ Deferred Shares Number	‘B’ Deferred Shares Number	Share Price £	Total consideration £’000
At 1 January 2023		5,417,137	1,000,001	-
15 February 2023	Private Placements	3,250,200	-	-	0.0505	164
26 May 2023	Registered Direct Offering	110,679,610	-	-	0.0097	1,076
April – June 2023	Exercise February 2023 pre-funded warrants	62,184,525	-	-	0.0505	3,139
March 2023	Exercise Series ‘A’ warrants	12,931,020	-	-	0.0505	653
March 2023	Exercise Series ‘B’ warrants	19,396,530	-	-	0.0505	979
15 June 2023	Exercise Investor warrants	625,000	-	-	0.0505	32
14 June 2023	Share sub-division and re-designation	-	-	4,063,321,418	n/a	n/a
30 June 2023	Exercise ‘C’ warrants	63,487,700	-	-	0.0097	617
At 30 June 2023 (unaudited)		277,971,722	1,000,001	4,063,321,418

2022
At 1 January 2022		4,923,420	1,000,001	-
22 March 2022	Exercise of warrants	1	-	-	200.000	-
3 May 2022	Share issue to SIPP trustee*	1,250	-	-	0.001	-
19 December 2022	Registered Direct Offering	492,466	-	-	0.6660	321
At 31 December 2022		5,417,137	1,000,001	-

*	Share issued to Biodexa Pharmaceuticals PLC employee benefit trust

9.	Related party transaction

The Directors consider there to be no related party transactions during the periods reported other than Directors Remuneration.

10.	Contingent liabilities

The Company entered into an Arrangement Agreement with Bioasis on 13 December 2022 as amended on 18 December 2022. Under the agreement the Company agreed to acquire the entire issued share capital of Bioasis for consideration of, in aggregate, approximately C$7.4 million (c£4.4 million). The agreement was subject to shareholder approval. Under the agreement the Company agreed to reimburse Bioasis US$225,000 expenses relating to the transaction should the Company’s shareholders not approve the transaction. As at 31 December 2022 and 30 June 2023 the Company had a contingent liability of $225,000 in relation to this potential liability.

On 23 January 2023 at the General Meeting to approve the Arrangement Agreement none of the special resolutions were passed and, accordingly, the acquisition of Bioasis did not proceed. On 23 January Bioasis terminated the Arrangement Agreement and requested reimbursement of US$225,000 expenses relating to the transaction, to date these expenses have not been paid.

11.	Events after the reporting date

On 5 July 2023, and in an effort to bring the ADS price into compliance with NASDAQ’s minimum bid price per share requirement, we effected a ratio change in the number of Ordinary Shares represented by our ADSs from five Ordinary Shares per ADS to 400 Ordinary Shares per ADS.